UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2025

Commission File Number: 001-39179

Addex Therapeutics Ltd

(Exact Name of Registrant as Specified in Its Charter)

Chemin des Mines 9,

CH-1202 Geneva,

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-255089) of Addex Therapeutics Ltd and the registration statement on Form S-8 (Registration No. 333-255124 and No. 333-272515) of Addex Therapeutics Ltd (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this Report on Form 6-K and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the risk factors related to our business set forth in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on May 15, 2025. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in our Annual Report and our other SEC filings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd

	By:	/s/ Tim Dyer
		Name:	Tim Dyer
Date: September 30, 2025		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1 :	Unaudited Interim Condensed Consolidated Financial Statements
Exhibit 99.2 :	Management’s Discussion and Analysis of Financial Condition and Result of Operations
Exhibit 99.3 :	Press Release dated September 30, 2025
101.INS

The following materials from this Report on Form 6-K are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024; (ii) Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month and the six-month periods ended June 30, 2025 and 2024; (iii) Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six-month periods ended June 30, 2025 and 2024; (iv) Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month periods ended June 30, 2025 and 2024; (v) Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2025 and 2024; and (vi) Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2025.